**CROSS LAKE MINERALS LTD.**
1255 West Pender Street
Vancouver, B.C. V6E 2V1

Tel: (604) 687-2038
Fax: (604) 687-3141
*E-mail: crosslak@intergate.ca*



82-2636

May 17, 2004

BY SEDAR

SUPPL

**NOTICE TO READER**



To the Shareholders of
Cross Lake Minerals Ltd.

The attached financial statements have been prepared by Management of Cross Lake Minerals Ltd. and have not been reviewed by the auditor of Cross Lake Minerals Ltd.

Yours truly,

**CROSS LAKE MINERALS LTD.**



*"Debra Watkins"*

Debra Watkins
Corporate Secretary

dlw 5/24

# CROSS LAKE MINERALS LTD.

# *Interim Financial Statements for the Three Months Ended March 31, 2004*

(Unaudited)

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

**CROSS LAKE MINERALS LTD**
**BALANCE SHEET**
**March 31, 2004 and December 31, 2003**
**(Unaudited)**

| | Mar 31 2004 | Dec 31 2003 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | $ 850,646 | $ 947,607 |
| Accounts receivable | - | 2,798 |
| Goods and services tax recoverable | 20,500 | 48,102 |
| Temporary investment | - | 200,000 |
| Prepaid expenses | 4,060 | 9,572 |
| | 875,206 | 1,208,079 |
| Property, Plant and Equipment | 43,196 | 40,921 |
| Mineral Properties, including deferred costs (Note 3) | 9,184,604 | 9,100,986 |
| | $ 10,103,006 | 10,349,986 |
| **LIABILITIES** | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 66,686 | $ 231,945 |
| Taxes payable | 6,249 | 42,767 |
| | 72,935 | 274,712 |
| **SHAREHOLDERS' EQUITY** | | |
| Share Capital (Note 4) | 17,382,531 | 17,299,156 |
| Contributed Surplus | 136,314 | 136,314 |
| Deficit | (7,469,774) | (7,341,196) |
| | 10,049,071 | 10,094,274 |
| Cost of shares held by the Company | (19,000) | (19,000) |
| | 10,030,071 | 10,075,274 |
| | $ 10,103,006 | $ 10,349,986 |

*"Gordon Keevil"*
Gordon Keevil, President

*"Donald R. Sheldon"*
Donald R. Sheldon, Director

**CROSS LAKE MINERALS LTD**
**STATEMENT OF OPERATIONS AND DEFICIT**
**For The Three Months Ending March 31, 2004 and 2003**
**(Unaudited)**

| | 3 months Ended Mar 31 2004 | 3 months Ended Mar 31 2003 |
|---|---|---|
| **REVENUES** | | |
| Interest | $ 2,311 | $ 1,193 |
| Management fees | - | 16,600 |
| | 2,311 | 17,793 |
| **ADMINISTRATION COSTS** | | |
| Amortization | 2,298 | 2,347 |
| Consulting fees | 35,000 | 19,800 |
| Insurance | 4,617 | 3,660 |
| Management fees | 7,500 | 1,750 |
| Office and miscellaneous | 12,092 | 4,174 |
| Professional fees | 26,249 | 1,560 |
| Rent | 8,250 | 4,911 |
| Shareholder communications | 1,767 | 4,279 |
| Transfer agent and filing fees | 23,214 | 3,345 |
| Travel and conferences | 9,902 | - |
| Wages and fees | - | 9,011 |
| | 130,889 | 54,837 |
| **NET LOSS FOR PERIOD** | 128,578 | 37,044 |
| DEFICIT, AT BEGINNING OF PERIOD | 7,341,196 | 6,962,781 |
| DEFICIT, AT END OF PERIOD | $ 7,469,774 | $ 6,999,825 |
| Loss per Share: based on the weighted average number of *shares outstanding during the period* | $ 0.01 | $ 0.01 |

**CROSS LAKE MINERALS LTD**
**STATEMENT OF CASH FLOWS**
**For The Three Months Ending March 31, 2004 and 2003**
**(Unaudited)**

| | 3 months Ended Mar 31 2004 | 3 months Ended Mar 31 2003 |
|---|---|---|
| Cash provided by (used for) | | |
| **OPERATING ACTIVITIES** | | |
| Net loss for the period | $ (128,578) | $ (37,044) |
| Adjustments: | | |
| Amortization | 2,298 | 2,347 |
| | (126,280) | (34,697) |
| Changes in non-cash working capital items: | | |
| Accounts receivable | 30,398 | 16,021 |
| Prepaid expenses | 5,513 | (1,925) |
| Accounts payable and accrued liabilities | (201,776) | (2,859) |
| | (292,145) | (23,460) |
| **FINANCING ACTIVITIES** | | |
| Temporary investment | 200,000 | |
| Issue of shares | 83,375 | - |
| | 283,375 | - |
| **INVESTING ACTIVITIES** | | |
| Acquisition costs of property, plant and equipment | (4,573) | - |
| Acquisition costs of mineral properties | (3,828) | - |
| Deferred exploration and development costs | (79,790) | (17,695) |
| | (88,191) | (17,695) |
| INCREASE (DECREASE) IN CASH | (96,961) | (41,155) |
| CASH, beginning of the period | 947,607 | 252,513 |
| CASH, end of period | $ 850,646 | $ 211,358 |

**CROSS LAKE MINERALS LTD**
**SCHEDULE OF DEFERRED EXPLORATION COSTS**
**March 31, 2004 and December 31, 2003**
**(Unaudited)**

| | Mar 31 2004 | May 31 2003 |
|---|---|---|
| EXPLORATION COSTS: | | |
| Assays | - | 118 |
| Drafting | 869 | 1,557 |
| Drilling | 19,314 | - |
| Field office | 13,131 | 39,640 |
| Geological and geophysical | 34,896 | 4,401 |
| Recording fees | 3,987 | 2,710 |
| Travel and accommodations | 7,593 | 2,111 |
| | 79,790 | 50,537 |
| Balance, beginning of year | 5,053,604 | 5,003,067 |
| Balance, end of year | $ 5,133,394 | $ 5,053,604 |

CROSS LAKE MINERALS LTD
NOTES TO FINANCIAL STATEMENTS
**For The Three Months Ending March 31, 2004 and 2003**
**(Unaudited)**

**1. Nature of Operations**

Cross Lake Minerals Ltd. ("the Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

**2. Accounting Policies**

These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements dated December 31, 2003. The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods have not changed.

**3. Mineral Properties**

| | Balance Beginning of Period | Acquisition Costs | Deferred Exploration | Balance End of Period |
|---|---|---|---|---|
| QR Property | $ 3,420,537 | $ - | $ 62,574 | $ 3,483,111 |
| Cariboo Property | 270,075 | 1,451 | 9,688 | 281,214 |
| Cantin Creek Property | 103,283 | - | 6,709 | 109,992 |
| Kneb Property | 6,548 | - | - | 6,548 |
| Ghost Property | 8,151 | - | - | 8,151 |
| Swannell Property | 125,314 | - | - | 125,314 |
| Myoff Creek Property | 82,950 | - | - | 82,950 |
| Ingenika Property | 60,415 | - | - | 60,415 |
| End Lake Property | 41,136 | - | - | 41,136 |
| Wasi Creek Property | 30,886 | - | - | 30,886 |
| LJ Property | 22,416 | - | 890 | 23,306 |
| Sheraton-Timmons Property | 4,556,778 | - | 256 | 4,557,034 |
| Night Hawk Lake Property | 314,714 | 2,377 | (327) | 316,764 |
| Currie Bowman Property | 57,783 | - | - | 57,783 |
| | $ 9,100,986 | $ 3,828 | $ 79,790 | $ 9,184,604 |

**4. Share Capital**

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number of Shares | Amount $ | Number of Shares | Amount $ |
| Balance at Beginning of Period | 79,726,545 | 17,299,156 | 37,768,493 | 12,530,881 |
| Issued During the Period for: | | | | |
| Options | 350,000 | 26,250 | - | - |
| Warrants | 741,664 | 57,125 | - | - |
| Transfer Agent adjustment | 1 | - | - | - |
| Balance at End of Period | 80,818,210 | 17,382,531 | 37,768,493 | 12,530,881 |

**5. Subsequent Events**

The Company completed the acquisition of a 100% interest in the QR Mine from Kinross Gold Corporation.

The Company has entered into an option agreement to acquire up to a 70% interest in the Ruddock Creek Property. The property consists of 61 claims totaling 74 units, covering an area of 1,850 hectares and is located in the Kamloops and Revelstoke Mining Divisions. The company must spend up to $3 million and issue up to 900,000 shares over four years to earn a 60% interest and has the option to increase its interest to 70% by spending the next $1.75 million. Upon regulatory approval, the Company will make an initial cash payment of $10,000 and issue 150,000 ahares.

# CROSS LAKE MINERALS LTD.

# *Management Discussion & Analysis for the Three Months Ended March 31, 2004*

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

## MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED MARCH 31, 2004

MAY 11, 2004

## OVERALL PERFORMANCE

Cross Lake Minerals Ltd. ("Cross Lake" or the "Corporation") does not have any operations and is currently an exploration company with projects in British Columbia and Ontario. It currently has a sufficient working capital position to continue exploration of its properties and the evaluation of the QR Mine Property. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further finance and develop it's properties.

As a result of the acquisition of Gold Giant Ventures Inc. ("Gold Giant") in December 2003, the Corporation has increased its direct management and operational obligations. This has, and will result in an increase in administrative and direct property expenditures which are reflected in the statements. As a result of this acquisition however, the working capital of the Corporation was increased to reflect these new responsibilities and financial obligations. Subject to the results of ongoing exploration and development activities, the Corporation will need additional capital to continue these exploration and development programs. Again, in addition to the results of ongoing programs, general trends in the overall conditions of the mining industry and the investment climate will largely dictate the Corporation's ability to continue to raise this capital.

## OUR BUSINESS

During the first quarter of 2004, Cross Lake conducted exploration on the QR Property and reviewed new results from and continued to evaluate its other precious metal and base metal properties. Programs of geological studies, engineering and diamond drilling were conducted on the QR Property as part of a continuing effort to move the Property towards the recommencement of mining operations. The Corporation also plans to continue to evaluate new prospects and work to advance its exploration property portfolio.

## SELECTED ANNUAL INFORMATION

This discussion should be read in conjunction with the Corporation's annual audited financial statements dated December 31, 2003, which are incorporated by reference to this discussion.

The following table sets forth selected audited financial information of Cross Lake for the last three completed financial years:

| | FISCAL YEARS ENDED | | |
|---|---|---|---|
| | **December 31, 2003** | **December 31, 2002** | **December 31, 2001** |
| Net Income (Loss) | ($348,415) | ($235,400) | ($493,909) |
| Loss Per Share | ($0.01) | ($0.01) | ($0.01) |
| Total Assets | $10,349,986 | $5,598,000 | $5,637,000 |

The 2003 Net Loss increased in 2003 compared to 2002 as a result of increased professional fees and filing fees paid to complete the Plan of Arrangement. The 2002 and 2001 administration costs are fairly constant. The higher Net Loss in 2001 is a result of the write-off of mineral properties in the year.

## RESULTS OF OPERATIONS

***For quarter ended March 31, 2004 compared to quarter ended March 31, 2003***

Net loss for the quarter totalled $128,578 (or $0.002 per share), versus net loss of $37,044 (or $0.001 per share) in 2003. Revenues have decreased as management fees on certain field operations are no longer being charged.

Administration costs rose by $76,000 due to additional costs resulting from the Plan of Arrangement. Higher professional fees, transfer agent and filing fees are related to completing the Plan of Arrangement. The increased consulting fees include the investor relations' contract of $5,000 per month.

The operational statements for the period ended March 31, 2004 are not necessarily directly comparable to March 31, 2003 as the 2004 amounts reflect the combined operations of Cross Lake and Gold Giant.

The following table sets forth the Corporation's use of proceeds as disclosed under its brokered private placement of 2,400,000 flow-through shares at a price of $0.20 per share, completed in December, 2003:

| Item | Use of Proceeds Under Private Placement | Use of Proceeds Actual To March 31, 2004 |
|---|---|---|
| Property Exploration and Development on QR, Cariboo & Cantin Creek | $480,000 | Nil |
| Total: | $480,000 | |

The proceeds of $480,000 have been placed in a term deposit and will be spent on the upcoming exploration programs on the QR, Cariboo and Cantin Creek properties.

## SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

| | QUARTERS ENDED | | | |
|---|---|---|---|---|
| | **December 31, 2003** | **September 30, 2003** | **June 30, 2003** | **March 31, 2003** |
| (Loss) | ($212,000) | ($34,000) | ($66,000) | ($37,000) |
| (Loss) Per Share | ($0.01) | ($0.01) | ($0.01) | ($0.01) |
| | | | | |
| | **December 31, 2002** | **September 30, 2002** | **June 30, 2002** | **March 31, 2002** |
| (Loss) | ($27,000) | ($62,000) | ($70,000) | ($77,000) |
| (Loss) Per Share | ($0.01) | ($0.01) | ($0.01) | ($0.01) |

Administration costs were slightly lower in the first three quarters of 2003, than in 2002, and management fees were higher for the entire year as a result of managing the QR Project. The Net Loss in the fourth quarter of 2003 increased as a result of increased professional fees and filing fees paid to complete the Plan of Arrangement.

## LIQUIDITY

During the period, cash resources decreased by $96,961. The Corporation raised $83,375 from exercise of options and warrants and $200,000 of the temporary investment became current. Cash flow from operations before working capital changes totalled ($126,280), versus ($34,697) in 2003. Completing the Plan of Arrangement and combining costs with Gold Giant were responsible for the increased expenditure on operations. The Corporation has $480,000 in term deposits as a result of the funds raised in the equity markets in 2003. There can be no assurance that such favourable market conditions will continue or that the Corporation will be able to access the equity markets in the future on such favourable conditions.

Investing activities consumed $88,191 of cash during the quarter. Mineral property acquisition costs of $3,828 and deferred exploration costs of $79,790 were spent largely on the QR, Cariboo, and Cantin Creek properties in B.C.

Working capital items were reduced by $165,865 leaving only $73,000 of liabilities on the balance sheet at the quarter-end. Shareholders' equity stood at $10,030,071 at March 31, 2004, up from $5,531,056 at the end of March 2003, primarily due to the increase of shares under the Plan of Arrangement. Working capital totalled $802,271 at March 31, 2004, up from $245,627 at the end of March 2003.

The Corporation has sufficient working capital to continue exploration of its properties and the evaluation of the QR Mine in 2004. General market conditions and the price of precious and base metals will have an impact on its ability to raise financing in the future to continue developing its properties.

## CAPITAL RESOURCES

Cross Lake relies on the issuance of share capital to raise capital. There can be no assurance, however, that Cross Lake will be able to obtain required financing in the future on acceptable terms.

Cross Lake completed one financing in 2003 which netted the Corporation $480,000. There were no financings for the quarter ended March 31, 2004.

## TRANSACTIONS WITH RELATED PARTIES

Pursuant to a Management Agreement with the Corporation, management fees, bookkeeping and administrative services totalling $60,000 are paid annually to a corporation owned by Donald R. Sheldon, a director and officer of the Corporation. During the quarter, the Corporation paid $15,000.

In February 2004, the Board of Directors ratified, subject to all necessary approvals, an increase in the annual granting of stock options to each of the Directors for services rendered to the Corporation from 25,000 to 50,000 stock options.

During the period, the Corporation paid an aggregate of $35,800 for consulting fees to Copperstar Management Ltd., Sikanni Mine Development Ltd. (companies owned or controlled by Gordon Keevil and Jim Miller-Tait, respectively) and Debra Watkins. Mr. Keevil is the President and a director of the Corporation. Mr. Jim Miller-Tait is Vice President - Exploration and Mrs. Watkins is Corporate Secretary of the Corporation.

## CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The interim financial statements for the quarter ended March 31, 2004, have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods remain consistent with the previous period.

## SHARE DATA

The authorized capital of the Corporation consists of 100,000,000 common shares of which 81,857,231 were issued and outstanding as of the date of this discussion. The Corporation received shareholder approval at its Annual and Special General Meeting held on May 11, 2004 to increase its authorized to an unlimited number of common shares. The Corporation will now proceed to effect the change.

Pursuant to the Corporation's Stock Option Plan, up to 6,000,000 Cross Lake Shares may be issued. To date, 5,996,000 options have been granted thereunder, of which 5,646,000 remain exercisable. An additional 850,000 stock options were issued prior to the implementation of the Plan in June 1998 and remain exercisable.

The following table sets out all the outstanding share purchase warrants (total of 13,382,768) in Cross Lake:

| Number of Cross Lake Warrants to Purchase Common Shares | Exercise Price | Expiry Date |
|---|---|---|
| 1,495,000 | $0.07 | June 23, 2004 |
| 5,527,734 | $0.10 | October 21, 2004 |
| 360,036 | $0.075 | October 31, 2004 |
| 800,000 | $0.12 | November 28, 2004 |
| 5,199,998 | $0.15 | November 28, 2004 |

Cross Lake has no performance shares or escrow shares.

## OTHER

Additional information relating to the Corporation's operations and activities can be found by visiting the Corporation's website as www.crosslakeminerals.com and by accessing the Corporation's Annual Information Form filed on SEDAR at www.sedar.com on May 9, 2003.

## EXPLORATION

### *QR PROPERTY – QUESNEL, B.C.*

Subsequent to the end of the period, the Corporation completed the acquisition of a 100% interest in the QR Property from Kinross Gold Corporation ("Kinross"). By accepting the transfer of the QR Mining Lease and related documentation from the Government of British Columbia, the Corporation completed this acquisition under the terms of an agreement with Kinross dated July 2002 as amended as of October 2003. The QR Mine Property is located approximately 60 kilometers southeast of Quesnel, British Columbia. Kinross operated the Mine from 1995 until 1998 when it was placed on care and maintenance due to low gold prices. The QR Mill, which is rated at 800 tonnes per day, and all related facilities have been maintained throughout and independent inspections have confirmed that they remain fully equipped and in excellent condition. The permits related to the operation of the Mill and tailings facility also

remain in place. It is therefore expected that once the Corporation has made the election, Mill operations could commence in a relatively short time and with a minimum of capital.

Currently the Corporation is conducting a diamond drilling program on the QR Property designed specifically to increase the current resource. Drilling will focus on the Midwest Zone, which was developed for underground mining by Kinross, and the North Zone. The North zone is the largest zone on the QR Property and as such has the potential to contain mineralization that would extend mine operations in the future. The current resource outlined on the QR Property is 903,510 tonnes with a weighted average grade of 3.1 g/t gold. The majority of this resource is partially developed and can mainly be exploited by open pit mining methods. This resource will increase as a result of the successful drilling in the fall of 2003 and should increase further when the current drilling is completed.

***RUDDOCK CREEK PROPERTY – REVELSTOKE, B.C.***

Subsequent to the end of the period, the Corporation entered into an option agreement with Doublestar Resources Ltd. ("Doublestar") to acquire up to a 70% interest in the Ruddock Creek Property, which is located 100 km north of Revelstoke in the Kamloops and Revelstoke Mining Divisions. The Ruddock Creek Property consists of 61 claims totaling 74 units, covering an area of 1,850 hectares. Falconbridge located and explored the Ruddock Creek Property from 1960 to 1975 when a joint venture was formed with Cominco to continue exploration. Exploration programs to date include 9,317 metres of diamond drilling, aeromagnetic surveys, structural studies and limited surface and borehole geophysical surveys. The mineralization is a "Broken-Hill type" zinc-lead-silver sedimentary exhalative consisting of sphalerite, pyrrhotite, galena, pyrite and chalcopyrite hosted within siliceous calc-silicate and quartzite.

The Ruddock Creek Property is a strategic acquisition by the Corporation, which already has three excellent exploration properties, the LJ, Kneb and Ghost Properties in this region. All three of these Properties, which are also zinc-lead-silver prospects, also contain defined zones of mineralization and or advanced drilling targets and will be the subject of further exploration in 2004. Under the terms of the letter agreement with Doublestar, the Corporation must spend up to $3 million and issue up to 900,000 shares over 4 years to earn a 60% interest and has the option to increase its interest to 70% by spending the next $1.75 million. Upon completion of the agreement the Corporation must make an initial cash payment of $10,000 and issue to Doublestar 150,000 shares. The option is subject to completion of a formal agreement and requisite regulatory approvals.

The Corporation also holds a number of other properties which are not being actively worked at this time. Information on these properties is available on the Corporation's web site: *www.crosslakeminerals.com.*

*This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.*

CROSS LAKE MINERALS LTD.
1255 West Pender Street
Vancouver, BC V6E 2V1
Tel: (604) 687-2038 Fax: (604) 687-3141
*E-mail: crosslak@intergate.ca / Web Site: www.crosslakeminerals.com*

## *CORPORATE INFORMATION*

### *DIRECTORS*

**Henry G. Ewanchuk,** *Vancouver, BC*

**J. Brian Kynoch,** *Vancouver, BC*

**Gordon A. Keevil,** *West Vancouver, BC*

**Donald R. Sheldon,** *West Vancouver, BC*

**Emmet A. McGrath,** *Burnaby, BC*

### *OFFICERS*

**Donald R. Sheldon**
*Chairman & Director*

**Gordon A. Keevil**
*President & Director*

**Carmon Currie**
*Chief Financial Officer*

**James Miller-Tait**
*Vice President, Exploration*

**Debra Watkins**
*Corporate Secretary*

*Registered Office*
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

*Bank*
VanCity Savings Credit Union
898 West Pender Street
Vancouver, BC
V6C 1J8

*Transfer Agent*
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

and

151 Front Street
Toronto, ON
M5J 2N1

*Corporate Counsel*
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

*Auditors*
Jones Richards & Company
900 – 1200 Burrard Street
Vancouver, BC
V6Z 2C7

---

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

**Share Capitalization (May 11, 2004):**

| | |
|---|---|
| *Authorized* | 100,000,000 |
| *Issued & Outstanding* | 81,857,231 |